Lichen China Ltd.

B2306, Block B

Tower 3, Jinjiang Wanda Plaza Commercial Complex

888 Century Avenue

Meiling Street, Jinjiang City

Fujian Province, PRC 362000

December 9, 2021

Via Edgar Correspondence

Mr. Patrick Kuhn

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Lichen China Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted October 28, 2021 CIK No. 0001876766

Dear Mr. Kuhn,

This letter is in response to the letter dated November 19, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Lichen China Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (the “Amendment No. 2 of the Registration Statement”) is being submitted to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted October 28, 2021

Cover Page

1. We note your amended disclosure in response to our prior comment 2, and reissue the comment in part. Please disclose that investors may never directly hold equity interests in your Chinese operating entities. In addition, please revise to clarify that Chinese regulatory authorities could disallow your operating structure, and disclose that this would likely result in a material change in your operations.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the cover page to disclose that investors may never directly hold equity interests in our Chinese operating entities. Also, we have revised the disclosure to clarify that Chinese regulatory authorities could disallow our operating structure, and this would likely result in a material change in our operations.

2. Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosures on cover page, page 11, and page 54 in the Amendment No. 2 of the Registration Statement to describe how cash is transferred through our organization; in particular, to provide that our subsidiaries made dividend payments during the fiscal years ended December 31, 2020 and 2019. No other cash or asset transfers have occurred among the Company and its subsidiaries. We do not expect to pay any cash dividends in the foreseeable future.

Prospectus Summary, page 1

3. We note your amended disclosure in response to our prior comment 5, and reissue the comment. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese or other authorities to operate, issue, and offer these securities to foreign investors. In doing so, disclose whether you have received such approvals and permissions as well as the consequences to you and your investors if you do not receive or maintain the approvals and permissions, inadvertently conclude that such approvals and permissions are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval or permission in the future. In addition, please state whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve your operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added the disclosure on page 2 of the Amendment No. 2 of the Registration Statemen to state that the Company currently is not required to obtain any regulatory permission or approval from any Chinese authorities to operate, issue, and offer securities to foreign investors. We also advise the Staff that although we are not currently required to obtain any specific permission from any of the Chinese authorities to operate and issue securities to foreign investors, the changing regulations may require us to do so in the future; accordingly, any future failure to obtain prior approval of the CSRC, CAC, or any other Chinese authorities for the listing and trading of our Class A ordinary shares on a foreign stock exchange could have a material adverse effect upon our business. Additionally, we have included disclosure that we currently have obtained all material permissions and approvals required for our operations in compliance with the relevant PRC laws and regulations for our operations in the PRC.

Summary of Risk Factors

Risks Relating to Doing Business in China, page 8

4. We note your amended disclosure in response to our prior comment 6, and reissue the comment in part. Please revise your disclosure in this section to discuss the risk that rules and regulations in China can change quickly with little advance notice. Please also revise to discuss the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Further, with respect to the disclosed risks in this section, please revise to provide a cross-reference to the more detailed discussion of each of these risks in the prospectus.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the risk factors to disclose the risk that rules and regulations in China can change quickly with little advance notice. Also, we have revised the disclosure to discuss the risk that the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A Ordinary Shares. Further, we have revised to provide a cross-reference to the more detailed discussion of each of these risks in the prospectus.

Risk Factors, page 21

5. We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the risk factors on page 37 in the Amendment No. 2 of the Registration Statement to disclose material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction.

Risks Relating to Doing Business in China, page 28

6. We note your amended disclosure in response to our prior comment 12, and reissue the comment in part. Please add additional risk factor disclosure relating to how evolving laws and regulations and inconsistent enforcement thereof could lead to failure to obtain or maintain licenses and permits to do business in China. Please also revise your risk factor disclosure to specifically highlight how intellectual property rights and protections may be insufficient for companies with material intellectual property in China. Refer to CF Disclosure Guidance: Topic No. 10 for additional guidance.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff we have revised the risk factor on page 28 in the Amendment No. 2 of the Registration Statement under “Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us” to provide additional disclosure about the negative impact of the evolving laws and regulations and inconsistent enforcement on our licenses and permits. We respectfully advise the Staff that we have also revised the risk factor on page 26 of Amendment No. 2 of the Registration Statement under “Protection of intellectual property rights may not prevent third parties and/or our competitors’ infringement on our teaching and learning materials or self-developed software, which could weaken our competitive position and harm our business and results of operations” to provide additional disclosure about the insufficient intellectual property protections in China.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Trend Information, page 52

7. We note your amended disclosure in response to our prior comment 16, and reissue the comment in part. In this regard, we note your disclosure in the "Trend Information" section on page 52 appears to suggest that you disclose material trends and/or trends, uncertainties, demands, commitments or events that are reasonably likely to have a material and adverse effect on your financial results and liquidity "elsewhere in this prospectus." Please revise your disclosure in the "Trend Information" section to provide a materially complete discussion of any such trends, uncertainties, demands, commitments, or events. See Part I, Item 5.D of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure on page 52 in the Amendment No. 2 of the Registration Statement in the “Trend Information” section to provide a materially complete discussion of the trends, uncertainties, demands, commitments, or events.

Industry, page 65

8. We reissue our prior comment 22, as you have not revised to provide disclosure in this section that is responsive to the comment. Please revise your disclosure in this section to provide more details about how the various CAGR projections through 2024 were determined, as you have done in your response letter.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 66, page 67, and page 70 in the Amendment No. 2 of the Registration Statement to provide more details about how the various CAGR projections through 2024 were determined.

Business

Overview, page 72

9. We note your response to our prior comment 26, and that the revenues cited in the Frost and Sullivan industry report are the measure by which you believe you are a "leading financial and taxation service provider in China.” We reissue the comment. Please revise your disclosure to indicate that the revenues cited in the Frost and Sullivan industry report is the measurement you are using in making this determination. Please also disclose that the Frost and Sullivan industry report is your source for such information.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 2, page 51, and page 73 in the Amendment No. 2 of the Registration Statement to indicate that the revenues cited in the Frost and Sullivan industry report is the measurement we are using in making this determination and to disclose that the Frost and Sullivan industry report is our source for such information.

Consolidated Financial Statements as of and for the years ended December 31, 2020 and 2019

Notes to Consolidated Financial Statements

Note 5. Intangible Assets, page F-36

10. Your submission lists three services you provide: (i) financial and taxation solution services; (ii) education support services; and (iii) software and maintenance services in China. Please tell us in detail how you concluded you have a single operating segment. In doing so, please also discuss:

●	why none of these services are operating segments;

●	your management structure from the top down;

●	how budgets are prepared, at what lower levels and frequency;

●	whether lower level financial information is reviewed by the CODM and/or Board and, if so, describe what it is and how often it is reviewed; and

●	whether any managers are compensated based upon the performance of lower levels of the company and, if so, tell us who and explain how it works.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page F12 and page F33 in Amendment No. 2 of the Registration Statement to discuss the issues raised above by the Staff.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Ya Li
Name:	Ya Li
Title:	Chief Executive Officer and Director

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